Exhibit 99.5

Points International Delivers Record Revenues and Transactions for
the Second Quarter of 2008

Second Consecutive Quarter of Profitability for

Leading Loyalty Rewards Solutions Provider

Second Quarter 2008 Financial Highlights:

  Highest Quarterly Revenue in Company History of $17.3 Million1, up 313% Year-Over-Year

  Second Consecutive Quarter of Profitability

  Positive EBITDA2 of $474,000, up from an EBITDA loss of $345,000 in Q207

  Record Second Quarter Transaction Volume of 3.2 Billion Points/Miles - Up from 2.5 Billion a Year Ago

Company Reaffirms 2008 Guidance:

  On Track to Post 2008 Revenue of $65 - $75 Million

  Expects Meaningful and Material Growth in Positive EBITDA Year-Over-Year

  Record Business Metrics and Growth Demonstrate Value of Company's Programs to Loyalty Partners in Difficult Market Conditions

TORONTO, August 6, 2008 – Points International Ltd. ("Points") - (OTCBB: PTSEF, TSX: PTS) - the world's leading loyalty reward solutions provider and owner of the Points.com portal - today announced results for the second quarter ended June 30, 2008.

"Points delivered another record quarter with the highest revenues in Company history, our second consecutive quarter of profitability and our strongest business metrics to date. We believe that these results demonstrate the increasing value of Points' services to our loyalty partners and consumers, particularly given the slowdown in the travel sector and the fact that our second quarter has historically been weaker than the first quarter," said CEO Rob MacLean. "During the second quarter, we experienced very strong performance within our installed base of loyalty partners as 3.2 billion points/miles were transacted across our platform, up sharply from the prior year. We expanded our relationship with American Express Membership Rewards with the launch of the bonus points programs. Additionally, we are excited to have recently completed a three-year extension of our broad relationship with American Airlines. We continue to focus efforts on extending our principal-based partnerships, and have recently signed an agreement strengthening our longstanding partnership with Alaska Airlines. Looking ahead, we are optimistic that there are a number of opportunities on the horizon with both new and existing partners which will continue to drive growth in the second half of 2008."

____________________
1 All amounts herein are expressed in US Dollars.
2 EBITDA [Earnings (loss) before interest, amortization and foreign exchange] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP).

"We also made strong progress on the consumer side of our business during the second quarter by adding new functionality to our consumer portal at www.points.com. We are very pleased with the progress of our Global Points Exchange (GPX) platform, the first peer-to-peer trading platform between loyalty programs, and in the second quarter, we made GPX more accessible to users with the expansion of a number of features and tools. These changes, in conjunction with a comprehensive refresh of the Points.com website, continue to make it easier for our growing base of over 2 million users, to track, manage and trade among various loyalty program currencies. We have begun the initial phases of our communication efforts, and are seeing increased traffic to the website as we implement our Partner and PR plans for the second half of the year" concluded Mr. MacLean.

Second Quarter 2008 Financial Results

Total revenue was a record $17.3 million for the second quarter of 2008, an increase of 313% over the $4.2 million reported in the second quarter of 2007, and up 7% from $16.2 million in the first quarter of 2008. For the second quarter of 2008, principal revenue totaled $14.4 million, an increase of 701% over $1.8 million in the same period last year, and up 11% from $13.0 million in the first quarter of 2008. Commission revenue was $2.7 million, an increase of 19% over $2.2 million reported in the same period of last year and down 8% from $2.9 million in the first quarter of 2008. Interest revenue was $219,000, an increase of 44% over $153,000 reported in the same period last year and down 21% from $277,000 in the first quarter of 2008.

Points reported net income for the second quarter of 2008 of $43,484, or $0.00 per share, compared to a net loss of $1,514,934, or ($0.01) per share in the same period in the previous year, and a net income of $801,760 or $0.01 per share, in the first quarter of 2008.

During the second quarter of 2008, Points reported positive EBITDA of $474,000 compared to negative EBITDA of $345,000 in the same period of 2007 and positive EBITDA of $584,000 in the first quarter of 2008.

Second Quarter 2008 Business Metrics

Total All Channels:
- Total points/miles transacted during the second quarter increased 26% versus last year to 3.2 billion, bringing the total cumulative points/miles transacted to 40.4 billion
- The total number of transactions increased 32% versus last year to approximately 350,000

Private Branded Channels:
- Total points/miles transacted on products distributed through Points' partner channels rose 30% over the prior year to 2.9 billion bringing the cumulative total to 35.7 billion

Points.com Channel:
- Cumulative points/miles transacted during the second quarter of 2008 reached approximately 4.7 billion on Points.com, a 47% increase versus 2007
- Cumulative registered users on Points.com increased 16% year-over-year to 2.0 million

			Q2/08 vs.		Q2/08 vs.
	Q2/08	Q1/08	Q1/08	Q2/07	Q2/07

TOTAL ALL CHANNELS
Points/Miles Transacted	3,167,975,685	3,154,149,529	0%	2,516,181,034	26%
# of Points/Miles Transactions	350,104	356,025	-2%	265,138	32%
Cumulative Points/Miles Transacted	40,421,214,212	37,253,238,527	9%	28,434,558,027	42%

PRIVATE BRANDED CHANNELS
Points/Miles Transacted	2,884,407,602	2,816,801,473	2%	2,225,758,214	30%
# of Points/Miles Transactions	315,921	336,840	-6%	248,637	27%
Cumulative Points/Miles Transacted	35,726,103,800	32,841,696,198	9%	25,229,925,166	42%

POINTS.COM CHANNELS
Points/Miles Transacted	283,568,083	337,348,056	-16%	290,422,820	-2%
# of Points/Miles Transactions	17,382	19,185	-9%	16,501	5%
Cumulative Points/Miles Transacted	4,695,110,412	4,411,542,329	6%	3,204,632,861	47%
Cumulative Registered Users	1,962,883	1,905,213	3%	1,685,786	16%

Business Outlook

"Our record first half 2008 results, combined with excellent performance from our installed partners and increased clarity on our new business outlook gives us confidence in our 2008 guidance calling for revenues in the range of $65 million to $75 million and meaningful EBITDA growth over 2007 levels," said Anthony Lam, Chief Financial Officer. "Our current partners are driving record traffic across our industry-leading platform and this momentum, along with a solid new business pipeline and the expansion and marketing of our GPX points-swap program in the second half of 2008, should result in continued strong top and bottom-line growth for Points."

Investor Conference Call

Points' quarterly conference call with Rob MacLean, Points CEO, Christopher Barnard, Points President and Anthony Lam, Points CFO, will be held today at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (800) 257-7087 five minutes prior to the scheduled start time. International callers should dial (303) 262-2131. Points will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's Web site at http://phx.corporate-ir.net/phoenix.zhtml?c=132211&p=irol-irhome.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group's TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Consumer Website: www.points.com
Corporate Website: www.pointsinternational.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively forward-looking statements"). All statements, other than statements of historical fact are forward-looking statements. These forward-looking statements include statements relating to our guidance for 2008 with respect to revenue and EBITDA, statements relating to our objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions. Such forward-looking statements can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. Known and unknown factors could cause actual results to differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" or "Risk Factors" contained in Points' Annual Information Form and Management's Discussion and Analysis filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information contact:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382
anthony.lam@points.com

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722
alex@blueshirtgroup.com, or brinlea@blueshirtgroup.com

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

		Restated
	June 30,	December 31,
AS AT	2008	2007
ASSETS

CURRENT
Cash and cash equivalents	$33,296,738	$21,535,978
Funds receivable from payment processors	3,302,349	5,126,499
Short-term investments	4,843,090	7,405,499
Security deposits	2,068,546	1,561,175
Accounts receivable	2,237,745	3,353,656
Future income tax assets	584,100	600,815
Current portion of deferred costs	250,157	279,355
Prepaid and sundry assets	1,679,471	1,767,349
	48,262,196	41,630,326
PROPERTY AND EQUIPMENT	1,849,653	2,017,783
INTANGIBLE ASSETS	1,443,407	1,409,450
GOODWILL	4,204,755	4,204,755
DEFERRED COSTS	245,468	483,679
	7,743,283	8,115,667
	$56,005,479	$49,745,993

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,837,217	$3,487,927
Current portion of deferred revenue	1,067,923	1,629,525
Payable to loyalty program partners	35,494,983	30,749,149
Current portion of loan payable	-	5,927
	39,400,123	35,872,528

DEFERRED REVENUE	237,860	387,013
CONVERTIBLE PREFERRED SHARES	-	20,679,073
	39,637,983	56,938,614

SHAREHOLDERS' EQUITY (DEFICIENCY)
CAPITAL STOCK	56,762,948	34,887,258
WARRANTS	-	25,092
CONTRIBUTED SURPLUS	7,297,578	6,433,303
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,566,230)	(2,566,230)
DEFICIT	(45,126,800)	(45,972,044)
	16,367,496	(7,192,621)
	$56,005,479	$49,745,993

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

FOR THE PERIODS ENDED JUNE 30,	Three Month Period		Six Month Period
		Restated		Restated
	2008	2007	2008	2007

REVENUE
Principal	$14,425,604	$1,801,812	$27,466,629	$3,505,230
Commission	2,655,232	2,239,026	5,548,043	4,959,046
Interest	218,988	152,573	495,904	189,238
	17,299,824	4,193,411	33,510,576	8,653,514
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	12,166,227	901,040	22,901,161	1,734,615
Employment costs	2,653,565	1,855,923	5,400,399	3,692,460
Sales commissions and related expenses	774,631	339,524	1,597,181	737,479
Marketing and communications	203,652	373,186	565,310	670,663
Technology services	238,679	197,356	440,350	435,860
Amortization of property and equipment	223,350	401,718	436,716	794,562
Amortization of intangible assets	31,162	183,621	63,038	355,992
Amortization of deferred costs	120,360	107,423	240,720	208,268
Foreign exchange (gain) / loss	(190,740)	184,089	(1,075,524)	190,556
Operating expenses	789,226	871,064	1,548,611	1,476,742
	17,010,112	5,414,944	32,117,962	10,297,197
OPERATING INCOME (LOSS) – before undernoted	289,712	(1,221,533)	1,392,614	(1,643,683)
OTHER EXPENSES
Interest on preferred shares	225,516	265,548	516,577	514,827
Interest and other charges	20,712	27,853	30,793	60,276
	246,228	293,401	547,370	575,103
NET INCOME (LOSS)	$43,484	$(1,514,934)	$845,244	$(2,218,786)
EARNINGS (LOSS) PER SHARE
Basic	$0.00	($0.01)	$0.01	($0.02)
Diluted	$0.00	($0.01)	$0.01	($0.02)

DEFICIT – Beginning of period
As previously reported	$(45,170,284)	$(41,553,125)	$(45,972,044)	$(40,861,164)
Effect of restatement of prior periods	-	(986,315)	-	(974,424)
As restated	(45,170,284)	(42,539,440)	(45,972,044)	(41,835,588)
Net income (loss) for the period	43,484	(1,514,934)	845,244	(2,218,786)
DEFICIT – End of period	$(45,126,800)	$(44,054,374)	$(45,126,800)	$(44,054,374)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in United States dollars)

FOR THE PERIODS ENDED JUNE 30,	Three Month Period		Six Month Period
		Restated		Restated
	2008	2007	2008	2007
COMPREHENSIVE INCOME (LOSS)
Net income (loss) for the period	$43,484	$(1,514,934)	$845,244	$(2,218,786)
Foreign currency translation adjustment	-	(443,562)	-	(476,423)
Comprehensive income (loss)	$43,484	$(1,958,496)	$845,244	$(2,695,209)

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance – Beginning of period	$(2,566,230)	$(1,617,377)	$(2,566,230)	$(1,584,516)
Foreign currency translation adjustment	-	(443,562)	-	(476,423)
Balance – End of period	$(2,566,230)	$(2,060,939)	$(2,566,230)	$(2,060,939)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

FOR THE PERIODS ENDED JUNE 30,	Three Month Period		Six Month Period
		Restated		Restated
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$43,484	$(1,514,934)	$845,244	$(2,218,786)
Items not affecting cash
Amortization of property and equipment	223,350	401,718	436,716	794,562
Amortization of intangible assets	31,162	183,621	63,038	355,992
Amortization of deferred costs	120,360	107,423	240,720	208,268
Unrealized foreign exchange (gain) loss	(81,609)	2,334,602	(962,342)	2,632,723
Employee stock option expense	165,356	145,650	327,363	263,001
Interest on Series Two and Four Preferred Shares	225,516	265,548	516,577	514,827
Changes in non-cash balances related to operations	(366,424)	(3,670,845)	5,931,625	3,659,188

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	361,195	(1,747,217)	7,398,943	6,209,774

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(145,229)	(175,866)	(268,586)	(322,838)
Additions to intangible assets	(51,195)	-	(96,996)	(23,726)
Sale of short-term investments	7,537,903	-	7,537,903	-
Purchase of short-term investments	-	-	(4,975,494)	-

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	7,341,479	(175,866)	2,196,827	(346,564)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	-	(5,247)	(5,927)	(11,828)
Share issuance on capital transaction	1,799,041	-	1,799,041	-
Issuance of capital stock on exercise of stock options and warrants	168,715	179,083	262,011	326,154

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	1,967,756	173,836	2,055,125	314,326

EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	23,613	132,136	109,865	157,455

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,694,043	(1,617,111)	11,760,760	6,334,991
CASH AND CASH EQUIVALENTS
– Beginning of the period	23,602,695	24,891,823	21,535,978	16,939,721
CASH AND CASH EQUIVALENTS
– End of the period	$33,296,738	$23,274,712	$33,296,738	$23,274,712

Supplemental Information
Interest received	$169,973	$128,839	$443,905	$165,321
Interest paid	$87	$1,299	$1,164	$2,297